Filed Pursuant to Rule 433

Registration No. 333-180488

Accelerated Return Notes® (ARNs®)

Accelerated Return Notes® Linked to the Brent Crude Oil Futures Contract
Issuer	Bank of America Corporation (“BAC”)
Original Offering Price	$10.00 per unit
Term	Approximately twelve and a half months
Market Measure	Brent Crude Oil Futures Contract (Bloomberg symbol: “CO1”)
Payout Profile at Maturity

—   3-to-1 upside exposure to increases in the price of the Market Measure, subject to the Capped Value

—   1-to-1 downside exposure to decreases in the price of the Market Measure, with 100% of your investment at risk

Capped Value	[$11.40 - $11.80], a [14% - 18%] return over the Original Offering Price, to be determined on the pricing date
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312513154346/d521245dfwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

—	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
—

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

—	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in crude oil, as measured by the Market Measure.
—	If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
—	You will not be entitled to any rights with respect to the Market Measure or any related futures contracts.
—	The notes will not be regulated by the U.S. Commodity Futures Trading Commission. Changes in laws or regulations may affect the value of the notes.
—	The price movements in the futures contract represented by the Market Measure may not correlate with changes in the spot price of crude oil.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BAC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BAC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.